Inditex S.A
Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5400
Fax +34 981 18 5454
www.inditex.com


02002719


RECEIVED
JAN 23 2002
354
WASH, D.C.
SECTION

U.S. POST OFFICE
DELAYED

INDITEX

**FILE Nº 82-5185**

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

16th January 2002

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE Nº 82-5185**

SUPPL

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Comission (*Comisión Nacional del Mercado de Valores*):

- Third quarter results in CNMV *(Comisión Nacional del Mercado de Valores)* required format
- Annex to third quarter results.

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50 should you have any questions regarding the information furnished.

Very truly yours,



Darío Vasallo Manaute
General Counsel's Office

Enclosures



dlw 1/31


SEC MAIL PROCESSING
RECEIVED
JAN 23 2002
354
WASH, D.C. SECTION

**INDITEX**

FILE Nº 82-5185

U.S. POST OFFICE
DELAYED

**Documents:**

"INFORMACIÓN PÚBLICA PERIÓDICA TERCER TRIMESTRE 2001"

**Description:**

This document has been filed with the Spanish Exchange Comission ("Comisión Nacional del Mercado de Valores") in order to comply with the Spanish legal requirements regarding the declaration of the third quarter financial results of the company.

Referencia de Seguridad

GENERAL

VERSION 2.0

AVANCE TRIMESTRAL DE RESULTADOS CORRESPONDIENTE AL:

TRIMESTRE 3 AÑO 2002

**Denominación Social:**

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX)

**Domicilio Social:**

Avda. de la Diputación, Edificio Inditex. Arteixo, A Coruña. España

**N.I.F.**

A-15075062

**Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:**

Borja de la Cierva Álvarez de Sotomayor- Director Financiero

**Firma:**

Borja

## A) AVANCE TRIMESTRAL DE RESULTADOS

Uds.:Miles de Euros

| | | INDIVIDUAL | | CONSOLIDADO | |
|---|---|---|---|---|---|
| | | Ejercicio Actual | Ejercicio Anterior | Ejercicio Actual | Ejercicio Anterior |
| IMPORTE NETO DE LA CIFRA DE NEGOCIO (1) | 0800 | 1.032.350 | 875.233 | 2.191.673 | 1.765.622 |
| RESULTADO ANTES DE IMPUESTOS | 1040 | 133.616 | 93.900 | 312.434 | 231.173 |
| RESULTADO DESPUES DE IMPUESTOS | 1044 | 125.082 | 85.186 | 212.455 | 161.821 |
| Resultado atribuido a Socios Externos | 2050 | | | -3.704 | -2.713 |
| RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE | 2060 | | | 208.751 | 159.108 |
| CAPITAL SUSCRITO | 0500 | 93.500 | 92.556 | | |
| NUMERO MEDIO DE PERSONAS EMPLEADAS | 3000 | 582 | 532 | 25.425 | 22.222 |

B) EVOLUCION DE LOS NEGOCIOS

(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el período cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la sociedad).

Ver memorando anexo sobre evolución negocios.

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y politicas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de la información trimestral correspondiente al tercer trimestre de 2001 se han aplicado los mismos principios contables y normas de valoración que en el tercer trimestre del ejercicio precedente. Dichos principios son consistentes con los utilizados en la elaboración de las cuentas anuales individuales y consolidadas.

**D). DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :**
(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico).

| | | % sobre Nominal | euros por acción | Importe (miles de euros) |
|---|---|---|---|---|
| 1. Acciones Ordinarias | 3100 | 6,5 | 0,01 | 6.010 |
| 2. Acciones Preferentes | 3110 | | | |
| 3. Acciones sin Voto | 3120 | | | |

**Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)**

***Anexo en la hoja siguiente (B-3 bis)***

**E) HECHOS SIGNIFICATIVOS (*)**

| | | SI | NO |
|---|---|---|---|
| 1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en bolsa determinantes de la obligación de comunicar complementada en el art. 53 de la LMV (5 por 100 y múltiplos) | 3200 | | X |
| 2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100) | 3210 | | X |
| 3. Otros aumentos y disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc.) | 3220 | | X |
| 4. Aumentos y reducciones del capital social o del valor de los títulos | 3230 | | X |
| 5. Emisiones, reembolsos o cancelaciones de empréstitos | 3240 | | X |
| 6. Cambios de los Administradores o del Consejo de Administración | 3250 | X | |
| 7. Modificaciones de los Estatutos Sociales | 3260 | X | |
| 8. Transformaciones, fusiones o escisiones | 3270 | | X |
| 9. Cambios en la regulación institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del Grupo | 3280 | | X |
| 10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo | 3290 | | X |
| 11. Situaciones concursales, suspensiones de pagos, etc. | 3310 | | X |
| 12. Acuerdos especiales de limitación, cesión o renuncia total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad. | 3320 | | X |
| 13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.) | 3330 | | X |
| 14. Otros hechos significativos | 3340 | X | |

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

### Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Con fecha valor 26 de abril de 2001 se distribuyó un dividendo complementario, a cuenta de los resultados del ejercicio 2000, por importe total de 6.010.121 euros. De las 623.330.400 acciones que componen el capital social de INDITEX, sólo 616.000.000 tenían derecho a la percepción de dicho dividendo. Las restantes 7.330.400 acciones proceden de una emisión efectuada en enero de 2001 para la cobertura del plan de opciones sobre acciones en favor de consejeros y directivos y el plan de participación de empleados en el capital social, y participarán de todas las ganancias sociales a partir del 1 de febrero de 2001, pudiendo percibir como primer dividendo el que se acuerde repartir, en su caso, con cargo a los beneficios que obtenga la Sociedad en relación con el ejercicio social iniciado el 1 de febrero de 2001 (Ver Nota 14 de las cuentas anuales consolidadas de 2000).

## F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

Punto 6.- Cambios de los Administradores o del Consejo de Administración.

La Junta General Universal celebrada el 20 de abril de 2001 amplió el número de miembros del Consejo de Administración a 10 consejeros, nombrando como nuevos consejeros independientes a Dña. Irene Ruth Miller y a D. Horst Langhammer. Información recogida en el Folleto Informativo Completo (modelo RV) verificado e inscrito en los registros oficiales de la CNMV el 27 de abril de 2001.

Punto 7.- Modificación de los Estatutos Sociales.

La Junta General Universal celebrada el 20 de abril de 2001 modificó el artículo 18.1 de los Estatutos Sociales con objeto de disminuir el número de acciones necesarias para asistir a l Junta General, siendo preciso para ello que el accionista sea titular de, al menos, 50 accione Información recogida en el Folleto Informativo Completo (modelo RV) verificado e inscrito en los registros oficiales de la CNMV: 27 de abril de 2001.

Punto 14.- Otros hechos significativos.

Los hechos relevantes acaecidos desde el inicio de ejercicio hasta el 27 de abril de 2001 vienen recogidos en el Folleto Informativo Completo (modelo RV) verificado e inscrito en los registros oficiales de la CNMV en dicha fecha, habiéndose producido desde entonces los siguientes hechos significativos:

- Firma de un acuerdo de joint-venture para el desarrollo de la cadena Zara en Italia. Inditex y el Grupo Percassi han firmado un acuerdo cuyo objetivo es el desarrollo de la cadena Zara en Italia. La participación en el joint-venture es de un 51% para Inditex y el 49% restante para Percassi. El acuerdo es extensible al resto de las cadenas del grupo Inditex en Italia. Comunicación a la CNMV: 24 de octubre de 2001.

- Lanzamiento en España y Portugal de las primeras diez tiendas de la cadena Oysho, dedicada a la venta de lencería, ropa interior y ropa de baño de hombre y de mujer. Las previsiones de Inditex incluyen la extensión de este concepto a otros paises europeos como Bélgica, Holanda, Alemania y Grecia. Comunicación a la CNMV: 6 de septiembre de 2001.

- Descripción de los planes de opciones vigentes en la actualidad y que figuran descritos en Folleto Informativo Completo (modelo RV) de 27 de abril de 2001. Comunicado a la CNMV: 22 de junio de 2001.

## INSTRUCCIONES PARA LA CUMPLIMENTACION DEL AVANCE TRIMESTRAL DE RESULTADOS

## (GENERAL)

-.Se incluirán en este modelo todas las sociedades así definidas en el párrafo segundo del artículo primero del R.D. 1298/1986, de 28 de junio, sobre adaptación del Derecho vigente en materia de entidades de crédito al de las Comunidades Europeas.

-.Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.

-.Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.

-.Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.

-. **Definiciones:**

**(1) El importe Neto de la Cifra de Negocios** comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad deducidas las bonificaciones y demás reducciones sobre ventas, así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

FILE Nº 82-5185

INDITEX

# INDITEX, S.A.
# CONSOLIDATED RESULTS FOR THE THIRD QUARTER 2001

1 August to 31 October 2001



- **Net sales reach €2,191.7 million, 24% higher than the same period in 2000.**
- **Operating cash flow (EBITDA) stands at €444.4 million, 34% higher that the first nine months of fiscal 2000.**
- **Operating income (EBIT) comes to €308.5 million, 35% higher than the same period in 2000.**
- **Net Income reaches a total of €208.8 million, 31% higher.**
- **Opening of 126 stores in the first nine months of 2001 (58 of them in the third quarter). The Group foresees the opening of between 210 and 215 stores in fiscal 2001.**

## 1. Profit & loss statement

### Grupo Inditex

**2001 third quarter profit & loss statement**

*Millions of euros*

| | 3Q 2001 (*) | 3Q 2000 (*) | Var % 01/00 | FY 2000 |
|---|---|---|---|---|
| Net Sales | 2,191.7 | 1,765.6 | 24% | 2,614.7 |
| Cost of sales | (1045.3) | (857.5) | | (1277.0) |
| **Gross Profit** | **1,146.3** | **908.2** | **26%** | **1,337.7** |
| *Gross Margin* | *52.3%* | *51.4%* | | *51.2%* |
| Operating expenses | (701.9) | (576.6) | 22% | (816.2) |
| **Operating cash flow (EBITDA)** | **444.4** | **331.5** | **34%** | **521.5** |
| *EBITDA margin* | *20.3%* | *18.8%* | | *19.9%* |
| Fixed assets depreciation | (113.0) | (90.1) | | (124.5) |
| Goodwill amortisation | (7.8) | (7.8) | | (10.5) |
| Provisions | (15.1) | (4.7) | | (6.7) |
| **Operating income (EBIT)** | **308.5** | **229.0** | 35% | **379.9** |
| *EBIT margin* | *14.1%* | *13.0%* | | *14.5%* |
| Net financial expenses | (6.6) | (5.7) | | (13.7) |
| **Ordinary income** | **301.9** | **223.4** | 35% | **366.2** |
| *Ordinary margin* | *13.8%* | *12.7%* | | *14.0%* |
| Extraordinary income (loss) | 10.5 | 7.8 | | 2.7 |
| **Income before taxes** | **312.4** | **231.2** | 35% | **368.8** |
| *EBT margin* | *14.3%* | *13.1%* | | *14.1%* |
| Taxes | (100.0) | (69.4) | | (106.9) |
| **Net income before minorities** | **212.5** | **161.8** | 31% | **261.9** |
| | *9.7%* | *9.2%* | | *10.0%* |
| Minorities | (3.7) | (2.7) | | (2.7) |
| **Net Income** | **208.8** | **159.1** | 31% | **259.2** |
| *Net income margin* | *9.5%* | *9.0%* | | *9.9%* |
| **Earnings per share, euros (**)** | **0.335** | **0.255** | 31% | **0.416** |

(*) Unaudited data

(**) On 623.330.400 shares

## 2. Consolidated Balance sheet

**Grupo Inditex**

**Consolidated Balance Sheet as of October 31, 2001**

*Millions of euros*

| | October 31 2001 (*) | October 31 2000 (*) | January 31 2001 |
|---|---|---|---|
| **ASSETS** | | | |
| Net fixed assets (**) | 1,593.9 | 1,362.1 | 1,395.7 |
| Goodwill | 81.3 | 90.3 | 89.1 |
| Deferred charges | 19.0 | 28.5 | 22.5 |
| **Total fixed assets** | **1,694.2** | **1,480.9** | **1,507.3** |
| Inventories | 412.5 | 304.9 | 245.0 |
| Receivables | 192.1 | 158.2 | 145.2 |
| Cash & cash equivalents | 144.8 | 175.0 | 203.9 |
| Accruals | 6.2 | 6.0 | 6.2 |
| **Total current assets** | **755.6** | **644.0** | **600.3** |
| **TOTAL ASSETS** | **2,449.8** | **2,124.9** | **2,107.6** |
| **SHAREHOLDERS' EQUITY & LIABILITIES** | | | |
| **Shareholders' equity** | **1,359.7** | **1,074.5** | **1,170.9** |
| Minority interest, deferred revenues & provisions | 47.1 | 39.8 | 34.6 |
| Long term financial debt | 145.2 | 175.6 | 165.5 |
| Other long term payables | 32.2 | 82.5 | 66.3 |
| **Long term liabilities** | **224.4** | **297.9** | **266.4** |
| Short term financial debt | 151.1 | 195.9 | 96.9 |
| Trade and other non-trade payable | 714.5 | 556.5 | 573.4 |
| **Current liabilities** | **865.6** | **752.4** | **670.3** |
| **TOTAL LIABILITIES** | **2,449.8** | **2,124.9** | **2,107.6** |

(*) Unaudited data

(**) Includes own shares fo€ 0,45 million in 2001 and € 3,15 million in 2000

## 3. Comments on the consolidated figures:

The results corresponding to the first nine months of 2001 shows an increase in all the margin lines, consistent with the growth of the Group in the preceding fiscal years and in the first half of the current fiscal year.

Sales performance, the improvement in inventory management and the control of operating costs have favoured the leveraging of the Group's results, so that the Gross Margin, EBITDA, EBIT and Net Income are growing more than net sales.

### 3.1 Net sales

Net sales reached €2,191.7 million, a 24% increase, due both to the like-for-like sales growth and to the greater number of existing stores. The list of openings and existing stores at the end of the period is the following:

| Chain | Openings | | Current stores | |
|---|---|---|---|---|
| | **Feb-Oct 2001** | **Feb-Oct 2000** | **31 Oct 2001** | **31 Oct 2000** |
| ZARA | 34 | 34 | 483 | 430 |
| PULL & BEAR | 17 | 13 | 246 | 216 |
| MASSIMO DUTTI | 15 | 13 | 213 | 192 |
| BERSHKA | 32 | 25 | 136 | 94 |
| STRADIVARIUS | 14 | 17 | 114 | 92 |
| OYSHO | 14 | -- | 14 | -- |
| **Total openings** | **126** | **102** | **1.206** | **1.024** |

Sales in stores abroad account for 53.0% of the total, versus 51.3% for the same period of the previous fiscal year.

### 3.2. Gross Margin

Gross margin has reached €1,146.3 million, 26% above than the same period for the previous year, improving by 90 basis points, reaching 52.3% of the sales (51.4% in the first nine months of 2000). The higher margin is mainly due to improved inventory management.

### 3.3. Operating income (EBIT)

EBIT has reached €308.5 million, an increase of 35%. The margin as a proportion of the sales has improved by 1.1 percentage points, to 14.1% (13.0% in the preceding year).

Operating expenses have grown at a lower rate than Net sales and include all the start-up costs for new openings (essentially leases and salaries paid for stores that are not yet open). The program for reduction of operating costs carried out by the Group will have an impact of approximately 30 million euros in the whole of fiscal 2001. This savings occur principally in the operating costs of the stores, both in Spain and abroad.

The provisions charged to the P&L accounts of 2001 and 2000 correspond, mainly, to the Group's estimated write-downs of not fully depreciated assets as a result of refurbishment of existing stores, and to the covering of other risks.

### 3.4. Ordinary income

The accumulated ordinary income at the end of the third quarter 2001 has reached €301.9 million, an increase of 35% compared to the same period of the previous year.

### 3.5. Income before tax

Income before tax comes to €312.4 million, 35% more than the previous year.

The extraordinary results break down as follows:

| **Millions of €** | **3Q 2001** | **3Q 2000** |
|---|---|---|
| Fixed assets disposals | 4.2 | 32.8 |
| Other revenues (expenses), net | 6.4 | (25.0) |
| | **10.5** | **7.8** |

Other income and extraordinary expenses includes in 2000 the estimated costs of the Employees Stock Participation Plan. In 2001 it includes as income the excess provisioned against the real cost of the Plan, which was carried out in the third quarter of 2001.

### 3.6. Consolidated income and Net income after minorities

Consolidated income for the first quarter came to € 212.5 million, which means an increase of 31% compared to that of the previous fiscal year. The estimated tax charges for the first nine months of 2001 is greater than that of the same period of the previous year (32% versus 30%).

Net income after minorities is €208.8 million, with an increase of 31% compared to the first nine months of 2000.

### 3.7. Comments on the balance sheet

The consolidated balance sheet of INDITEX maintains basically the same structure as it showed at the close of the last fiscal year, with a low level of debt and a negative Working Capital, a consequence of the business model, and with no noteworthy substantial changes.

The increase in the level of stock, which grew by 35% compared to the same time in the previous fiscal year, is due to the higher relative concentration of openings in the last quarter of the year (40% compared to 35% in 2000) and the warm autumn weather experienced in Europe which, at the closing of the quarter, resulted I a higher unit cost of inventory (coats and similar garments) compared to the same period of the preceding year.

The volume of Financial Debt on Total Assets represents around 6% of the Balance sheet and 11% of shareholders funds, as compared with 9% and 17% respectively, at the same date of the preceding fiscal year. The breakdown is shown in the table below:

| NET FINANCIAL DEBT (Millions of euros) | | | |
|---|---|---|---|
| | **October 31 2001** | **October 31 2000** | **January 31 2001** |
| Cash & cash equivalents | 144.8 | 175.0 | 203.9 |
| Long term financial debt | (145.2) | (175.6) | (165.5) |
| Short term financial debt | (151.1) | (195.9) | (96.9) |
| Deferred financial expenses | 5.9 | 11.3 | 7.9 |
| **NET FINANCIAL DEBT** | **(145.7)** | **(185.2)** | **(50.6)** |

The breakdown of working capital is the following.

| WORKING CAPITAL (Millions of euros) | | | |
|---|---|---|---|
| Description | October 31 2001 | October 31 2000 | January 31 2001 |
| Inventories | 412.5 | 304.9 | 245.0 |
| Receivables | 192.1 | 158.2 | 145.2 |
| Accruals | 6.2 | 6.0 | 6.2 |
| Other short term liabilities | (714.5) | (556.5) | (573.4) |
| **Operating working capital** | **(103.7)** | **(87.4)** | **(177.0)** |
| Cash & cash equivalents | 144.8 | 175.0 | 203.9 |
| Short term financial debt | (151.1) | (195.9) | (96.9) |
| **Financial working capital** | **(6.3)** | **(21.0)** | **107.0** |
| **Total working capital** | **(110.0)** | **(108.4)** | **(70.0)** |

## 4. Other information

At the present date, the Group estimates the opening of between 210 and 215 stores in fiscal year 2001. The greater number of openings compared to previous estimates is due to certain opportunities materializing in the last few months of the year and the early conclusion of some works which were initially estimated for the beginning of 2002:

The list of estimated openings, on the basis of 215 openings, is the following:

| | Openings forecast | | | |
|---|---|---|---|---|
| **Chain** | **Spain** | **International** | **Total** | **Total 2000** |
| ZARA | 6 | 53 | 59 | 53 |
| PULL & BEAR | 10 | 19 | 29 | 26 |
| MASSIMO DUTTI | 8 | 17 | 25 | 19 |
| BERSHKA | 22 | 25 | 47 | 35 |
| STRADIVARIUS | 14 | 7 | 21 | 25 |
| OYSHO | 20 | 14 | 34 | -- |
| **Total openings** | **80** | **135** | **215** | **158** |

Estimated investments for the whole of the fiscal year are situated between €430 and 450 million, of which a total of approximately €310 million has been invested during the first three quarters. The increase in estimated investments is due to the greater number of expected openings in 2001.

**5.- Beginning of the fouth quarter of 2001**

During the six weeks since the closing of the third quarter, the growth in the Group's sales has remained in line with the figures for the first nine months of the fiscal year. There is nothing that could be interpreted as a change in trend with respect to the first quarters of 2001. It must be considered that the relative importance of sales over Christmas and of the winter sales period, together with the introduction of the euro, could affect the gross margin of the fourth quarter.

As at this date, 31 Oysho stores have been opened, in Spain (20), Portugal (7), Germany (1), Belgium (1), the Netherlands (1), Italy (3) and Greece (1). The response of our customers and the sales achieved up to the present meet the expectations of the Management of the Group.

* * * * *

INDITEX was included in the MSCI indexes on November 30,

*The summary of the results for fiscal 2001 will be released on 21 March 2002.*

*For more information:*

*Investor Relations. INDITEX.*
*José Mª Alvarez*
*00 34 981 18 53 64*
ir@inditex.com